Exhibit 1
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FOR IMMEDIATE RELEASE                                              28 April 2008


                              WPP GROUP PLC ("WPP")

              Bates 141 acquires majority stake in Evision in China


WPP announces that its wholly-owned operating company Bates 141 has agreed to acquire, subject to regulatory approvals, a majority stake in Evision, a leading digital agency in China that specialises in interactive design, mobile marketing and CRM.

Founded in 2003, Evision is based in Shanghai. Clients include Nike, Diageo, Mentos, Wyeth and Bao Steel.

Evision's  unaudited  revenues  for the year  ended 31  December  2007  were RMB
28.9 million , with gross assets at the same date of RMB 23.5million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for WPP, generating revenues of over $600 million, almost one-quarter of the company's Asian revenues. The Group currently employs 9,000 people across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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